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                                                                    EXHIBIT 12.1


                    The Dow Chemical Company and Subsidiaries
                Computation of Ratio of Earnings to Fixed Charges
                                   (Unaudited)

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
                                                           For the
                                                         nine months
                                                            ended
                                                        September 30,             For the years ended December 31,
                                                        --------------     ----------------------------------------------


                                                            2002            2001     2000      1999       1998      1997
                                                           ------          ------   ------    ------     ------    ------
                                                                                              (in millions)
Net income (loss) from continuing operations               $  404          $(417)  $1,675     $1,637     $1,707   $2,471

Add  (deduct):

     Income taxes                                             202           (228)     839        874        902    1,320
     Capitalized interest                                     (39)           (54)     (98)       (96)       (90)     (82)
     Amortization of capitalized interest                      46             60       58         58         62       65
     Equity in earnings of nonconsolidated affiliates         (42)           (29)    (354)       (95)       (31)    (211)
     Distributed income of nonconsolidated affiliates          76             54      132        153        154      180
     Minority interests' share in income                       49             32       72         74         20      113

Income (loss) as adjusted                                  $  696          $(582)  $2,324     $2,605     $2,724   $3,856


Fixed charges:
     Interest expense including amortization of debt
         discount and capitalized debt costs                  571            733      665        564        607      550
     Capitalized interest                                      39             54       98         96         90       82
     Rental expense - interest component                       94            128      128        131        130      130

Total fixed charges                                        $  704          $ 915   $  891     $  791     $  827   $  762

Adjusted earnings (loss) available for the
     payment of fixed charges                              $1,400          $ 333   $3,215     $3,396     $3,551   $4,618

Ratio of earnings to fixed charges                            2.0             (a)     3.6        4.3        4.3      6.1
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(a) As a result of $1,487 million in pretax costs recorded for merger-related expenses and restructuring, earnings for the year ended December 31, 2001 were inadequate to cover fixed charges, with a deficiency of $582 million.